C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

March 11, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated February 26, 2010 in which you provided comments on our Form 10-Q for the fiscal quarter ended September 30, 2009 and our letter to you dated January 29, 2010. It is our intention to respond to your comments no later than Friday, March 26, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin